Tri-County Financial Corporation

2008 Annual Report

TRI-COUNTY FINANCIAL CORP.

Dear Shareholder:

I am pleased to report to you that Tri-County Financial Corporation and its subsidiary, Community Bank of Tri-County, have completed another successful year of operation. The United States, as well as the global economy, is going through what may be described as the most difficult economic period since 1932. Despite the challenges posed by these economic conditions, Tri-County Financial Corporation remained profitable. For the year ended December 31, 2008, net income decreased to $3,815,332 from $5,105,635 for the previous year. Diluted earnings per share decreased to $1.24 from $1.79 in the previous year. It is important to note that net income for 2007 was augmented by a post-tax gain of $803,920 from the sale of a foreclosed property. Consistent with last year, a cash dividend of $0.40 per share was declared and payable in April 2009.

During 2008, we continued to build our franchise as the largest locally-owned financial institution in our market. The Bank increased its total deposits by $80,173,551, or 18.02%, and its loan portfolio by $89,363,005, or 19.70%, during 2008. The Company achieved these impressive growth figures while maintaining credit quality in a contracting economy. By increasing our loans and deposits, we were able to capitalize on our strengths to take advantage of opportunities presented to us when large out of state banks focused their attention away from Southern Maryland.

In the fourth quarter of 2008, the U.S. Treasury participated in the Capital Purchase Program ("CPP") established as part of the Emergency Economic Stabilization Act adopted by Congress. At that time, our capital levels were approximately 25% above the FDIC's "well capitalized" level, and were sufficient to allow a safe and sound operation of our bank. With the encouragement of our federal regulator, who recognized our strengths as a healthy community bank, your Board and management team carefully considered participating in the CPP. As the capital markets were, and continue to be, completely frozen by the economic crisis, we deemed it prudent to acquire the additional capital available under the CPP to permit us to better serve the deposit and borrowing needs of our community over the next several years.

Our ability to support the community is evident in our deposit and loan growth for 2008. Our operating results were strong; especially considering that the Federal Reserve lowered interest rates by 4% during that period. Our earning asset portfolio is strong and does not contain any subprime loans. As we move into 2009, the economic challenges appear to be significant for our customers and market. The Company has the advantage of additional capital and a well-seasoned Board and management team to lead it through this environment.

I am cautiously optimistic that this economic storm will abate and that the nation can once again regain its position as an economic leader. With your support, your Company and Community Bank will continue to act as an economic catalyst that enables Southern Maryland to grow and flourish.

Yours truly,

Michael L. Middleton
Chairman of the Board

Executive Offices • P.O. Box 38 • Waldorf, Maryland 20604-0038 • 301-843-0854 (Fax) 301-843-3625

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Tri-County Financial Corporation (the "Company") and Community Bank of Tri-County (the "Bank"). These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions.

The Company and the Bank's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company and the Bank's market area, changes in real estate market values in the Company and the Bank's market area, and changes in relevant accounting principles and guidelines.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, the Company does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Since its conversion to a commercial bank charter in 1997, the Bank has sought to increase total assets as well as certain targeted loan types. The Bank feels that its ability to offer fast, flexible and local decision-making in the commercial, commercial real estate and consumer loan areas will continue to attract significant new loans and enhance asset growth. The Bank's targeted marketing is also directed towards increasing its balances of consumer and business transaction deposit accounts. The Bank believes that increases in these account types will lessen the Bank's dependence on higher-costing time deposits, such as certificates of deposit, and borrowings to fund loan growth. Although management believes that this strategy will increase financial performance over time, we recognize that increasing the balances of certain products, such as commercial lending and transaction accounts, will also increase the Bank's noninterest expense. We also recognize that certain lending and deposit products also increase the possibility of losses from credit and other risks.

In order to better serve its market in Southern Maryland, the Company elected to participate in the Capital Purchase Program ("CPP") of the United States Treasury. As part of the transaction, the Company received a $15.5 million investment from the U.S. Department of the Treasury in the form of 15,540 shares of preferred stock, which carries a 5% annual dividend yield for five years, and 9% thereafter. In addition, the U.S. Treasury also exercised warrants under which it purchased an additional 777 shares of preferred stock, which carries a 9% annual dividend yield. The Company intends to use the additional capital to pursue other growth opportunities in line with its strategic initiatives and to increase its lending activities in its market. For more details on the CPP preferred stock see Note 19 of our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and the general practices of the United States banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. The Company considers its determination of the allowance for loan losses and the valuation of deferred tax assets to be critical accounting policies. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When these sources are not available, management makes estimates based upon what it considers to be the best available information.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two principles of accounting: (a) Statement on Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and are estimable and (b) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued when it is probable that the Company will not collect all principal and interest payments according to the contractual terms of the loan. The loss, if any, is determined by the difference between the loan balance and the value of collateral, the present value of expected future cash flows, or values observable in the secondary markets.

The allowance for loan loss balance is an estimate based upon management's evaluation of the losses inherent in the loan portfolio. Generally, the allowance is comprised of a specific and a general component. The specific component consists of management's evaluation of certain classified loans and their underlying collateral. Loans are examined to determine a specific allowance based upon the borrower's payment history, economic conditions specific to the loan or borrower, and other factors that would impact the borrower's ability to repay the loan on its contractual basis. Depending on the assessment of the borrower's ability to pay the loan as well as the type, condition, and amount of collateral, management will establish an allowance amount specific to the loan.

In establishing the general component of the allowance, management analyzes non-classified and non-impaired loans in the portfolio including changes in the amount and type of loans. Management also examines the Bank's history of write-offs and recoveries within each loan category. The state of the local and national economy is also considered. Based upon these factors, the Bank's loan portfolio is categorized and a loss factor is applied to each category. These loss factors may be higher or lower than the Bank's actual recent average losses in any particular loan category, particularly in loan categories that are rapidly increasing in size. Based upon these factors, the Bank will adjust the loan loss allowance by increasing or decreasing the provision for loan losses.

Management has significant discretion in making the judgments inherent in the determination of the allowance for loan losses, including in connection with the valuation of collateral, a borrower's prospects of repayment and in establishing loss factors on the general component of the allowance. Changes in loss factors will have a direct impact on the amount of the provision and a corresponding effect on net income. Errors in management's perception and assessment of the global factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs. For additional information regarding the allowance for loan losses, refer to Notes 1 and 5 to the Consolidated Financial Statements and the discussion under the caption "Provision for Loan Losses" below.

Deferred Tax Assets

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

At December 31, 2008 and 2007, the Company had deferred tax assets in excess of deferred tax liabilities of $2,822,155 and $2,313,390, respectively. At December 31, 2008 and 2007, management determined that it is more likely than not that the entire amount of such assets will be realized.

The Company periodically evaluates the ability of the Company to realize the value of its deferred tax asset. If the Company were to determine that it was not more likely than not that the Company would realize the full amount of the deferred tax asset, it would establish a valuation allowance to reduce the carrying value of the deferred tax asset to the amount it believes would be realized. The factors used to assess the likelihood of realization are the company's forecast of future taxable income and available tax-planning strategies that could be implemented to realize the net deferred tax assets.

Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the company's ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in net interest margins, a loss of market share demand for financial services and national and regional economic conditions.

The Company's provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of management judgment and are based on the best information available at the time. The Company operates within federal and state taxing jurisdictions and is subject to audit in these jurisdictions. For additional information regarding the deferred tax assets, refer to Note 11 to the Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

General. For the year ended December 31, 2008, the Company reported consolidated net income of $3,815,332 ($1.29 basic and $1.24 diluted earnings per share) compared to consolidated net income of $5,105,635 ($1.92 basic and $1.79 diluted earnings per share) for the year ended December 31, 2007. The decrease in net income for 2008 was primarily attributable to increases in noninterest expenses and the provision for loan losses as well as a decrease in non-interest income. These were partially offset by a modest increase in net interest income.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund them. Net interest income is affected by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Net interest income for the year ended December 31, 2008 was $19,222,946 compared to $18,991,900 for the year ended December 31, 2007. The $231,046 increase was due to an decrease in interest expense of $1,871,401, partially offset by the decrease in interest income of $1,640,355. Changes in the components of net interest income due to changes in average balances of assets and liabilities and to changes caused by changes in interest rates are presented in the following rate volume analysis.

During 2008, the Company's interest rate spread decreased because of changes in rates. The fall in rates continued throughout the year, accelerating in the last quarter. As these rates fell, many of our loans repriced downward. This decline in interest rates earned on assets was not fully matched by declines in interest rates on liabilities owed for several reasons. Many of the Company's interest-bearing liabilities, such as our savings accounts, are at low rates that could not fully respond to the drop in interest rates. Also, market pressures on deposit rates kept deposit rates artificially high compared to other interest rates, such as U.S. treasury rates. Additionally, most of our interest-earning assets can be prepaid without penalty to the borrower, while our interest-bearing liabilities are held to contract terms. This meant that borrowers could prepay fixed-rate loans, while the Company continued to pay at the original contract rate on its obligations throughout 2008. Finally, as rates fell, the interest earned on assets funded by the Company's non-interest bearing liabilities fell, decreasing its net yield on interest earning assets. The effect of the falling interest rate spread was offset by the Company's higher balance of average earning assets.

The following table presents information on the average balances of the Company's interest-earning assets and interest-bearing liabilities and interest earned or paid thereon for the past two fiscal years.

	2008			2007		
dollars in thousands	**Average Balance**	**Interest**	**Average Yield/ Cost**	**Average Balance**	**Interest**	**Average Yield/ Cost**
Assets						
Interest-earning assets:						
Loan portfolio (1)	$491,075	$ 31,869	6.49%	$438,276	$ 33,048	7.54%
Investment securities, federal funds sold and interest-bearing deposits	122,674	5,389	4.39%	119,101	5,850	4.91%
Total interest-earning assets	613,749	37,258	6.07%	557,377	38,898	6.98%
Cash and cash equivalents	4,477			3,004		
Other assets	27,091			22,505		
Total Assets	$645,317			$582,886		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Savings	$ 26,434	$ 156	0.59%	$ 28,391	$ 275	0.97%
Interest-bearing demand and money market accounts	132,522	2,317	1.75%	137,001	4,115	3.00%
Certificates of deposit	268,363	10,541	3.93%	222,769	10,511	4.72%
Long-term debt	102,113	4,179	4.09%	86,993	3,906	4.49%
Short-term debt	4,355	156	3.59%	2,901	132	4.55%
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000	686	5.72%	12,000	967	8.06%
Total Interest-Bearing Liabilities	545,787	18,035	3.30%	490,055	19,906	4.06%
Noninterest-bearing demand deposits	42,955			45,969		
Other liabilities	6,215			6,398		
Stockholders' equity	50,360			40,464		
Total Liabilities and Stockholders' Equity	$645,317			$582,886		
Net interest income		19,223			18,992	
Interest rate spread			2.77%			2.92%
Net yield on interest-earning assets			3.13%			3.41%
Ratio of average interest-earning assets to average interest bearing liabilities			112.45%			113.74%

[1] Average balance includes non-accrual loans

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the change in volume) have been allocated to changes due to volume.

	Year ended December 31, 2008 compared to year ended December 31, 2007		
		Due to	
	Volume	Rate	Total
Interest income:			
Loan portfolio (1)	$ 3,427	$ (4,605)	$ (1,178)
Investment securities, federal funds sold and interest bearing deposits	157	(619)	(462)
Total Interest-Earning Assets	$ 3,584	$ (5,224)	$ (1,640)
Interest-bearing liabilities:			
Savings	$ (12)	$ (108)	$ (119)
Interest-bearing demand and money market accounts	(78)	(1,720)	(1,798)
Certificates of deposit	1,791	(1,761)	30
Long-term debt	619	(346)	273
Short-term debt	52	(28)	24
Guaranteed preferred beneficial interest in junior subordinated debentures	-	(281)	(281)
Total Interest-Bearing Liabilities	$ 2,372	$ (4,243)	$ (1,871)
Net Change in Net Interest Income	$ 1,211	$ (981)	$ 231

[1] Average balance includes non-accrual loans

Provision for Loan Losses. Provision for loan losses for the year ended December 31, 2008 was $1,300,826, compared to $854,739 for the year ended December 31, 2007. The loan loss provision increased in 2008 as the Bank continued to add loans to its portfolio particularly in the commercial and commercial equipment categories which carry a higher risk of default. The loan loss provision also increased due to the continuing deterioration in economic conditions and the increase in non-accrual loans. The need to increase the loan loss provision was moderated by the continued low level of charge-offs. In 2008, the Bank recorded net charge-offs of $637,636 (0.13% of average loans) compared to net charge-offs of $155,977 (0.04% of average loans) in 2007 and the increase in non-accrual loans from $414,000 in 2007 to $4,936,000 in 2008. The loan loss allowance and the provision for loan losses is determined based upon an analysis of individual loans and the application of certain loss factors to different loan categories. Individual loans are analyzed for impairment as the facts and circumstances warrant. In addition, a general component of the loan loss allowance is added based on a review of the portfolio's size and composition. At December 31, 2008, the allowance for loan loss equaled 104% of non accrual and past due loans compared to 1,083% at December 31, 2007.

Noninterest Income.

	Years Ended December 31, 2008	2007	% change 2008 vs. 2007
Loan appraisal, credit, and miscellaneous charges	$ 416,605	$ 358,946	16.06%
Income from bank owned life insurance	491,136	361,527	35.85%
Service charges	1,665,700	1,436,290	15.97%
Recognition of other than temporary decline in value of investment securities	(54,772)	-	n/a
Loss on the sale of investment securities	-	(27,335)	(100.0%)
Gain on sale of foreclosed property	-	1,272,161	(100.0%)
Total Noninterest Income	$ 2,518,669	$ 3,401,589	(25.96%)

Income from loan fees increased as the Bank's volume of loans originated increased in 2008. Income from bank owned life insurance ("BOLI") increased from last year as the Bank purchased an additional $1 million in BOLI in late 2007 increasing the average assets invested in BOLI in 2008. Service charges and fees are primarily generated by the Bank's ability to attract and retain transaction-based deposit accounts and by loan servicing fees. In 2008, service charges increased as the Bank increased its average transaction account balances during the year. The Bank also increased certain service fees on deposit accounts during 2008. In 2007, the Bank recorded a net loss on the sale of investment securities compared to no sale of investment securities in 2008. The Bank recorded a gain in the amount of $1,272,161 on the sale of foreclosed property during 2007 compared to no foreclosed property sales in 2008.

Noninterest Expenses.

	Years Ended December 31, 2008	2007	% change 2008 vs. 2007
Noninterest expense			
Salary and employee benefits	$ 8,052,008	$ 7,604,140	5.89%
Occupancy expense	1,691,038	1,340,820	26.12%
Advertising	557,782	469,995	18.68%
Data processing expense	710,832	833,726	(14.74%)
Depreciation of furniture, fixtures, and equipment	581,256	665,974	(12.72%)
Telephone communications	83,469	87,176	(4.25%)
ATM expenses	336,198	293,656	14.49%
Office supplies	162,096	161,538	0.35%
Professional fees	720,512	646,779	11.40%
FDIC insurance	274,282	49,786	450.92%
Other	1,412,984	1,305,763	8.21%
Total Noninterest Expenses	$14,582,457	$ 13,459,353	8.34%

The increase in salary and employee benefit costs reflect growth in the Bank's workforce to fully staff branches, an increasing need for highly skilled employees due to the higher complexity level of the Bank's business, and continued increases in the Bank's benefit and incentive costs. Expenses also included certain supplemental retirement benefits, which were funded by the BOLI income. Depreciation expense decreased as the Bank wrote off equipment related to a previous version of its data processing software. ATM expenses increased due to an increase in money delivery services. Professional fees increased as the Company nears satisfaction of requirements under the Sarbanes Oxley Act. Prior to 2008, FDIC insurance expenses were reduced by the usage of a one time credit, the credit was used up in 2008, causing expenses to rise in that year. Other noninterest expense increased due to the growing size and complexity of the Bank.

Income Tax Expense. For the year ended December 31, 2008, the Company recorded income tax expense of $2,043,000 compared to $2,973,762 in the prior year. The Company's effective tax rates for the years ended December 31, 2008 and 2007 were 34.87% and 36.81%, respectively. The tax rate decreased due to an increase in the relative size of non-taxable income items and lower pre-tax income in 2008.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2008 AND 2007

	December 31,		% change
	2008	2007	2008 vs. 2007
ASSETS			
Cash and due from banks	$ 5,071,614	$ 3,267,920	55.19%
Fed Funds sold	989,754	885,056	11.83%
Interest-bearing deposits with banks	8,413,164	7,273,661	15.67%
Securities available for sale, at fair value	14,221,674	9,144,069	55.53%
Securities held to maturity, at amortized cost	108,712,281	92,687,603	17.29%
Federal Home Loan Bank and Federal Reserve Bank stock- at cost	6,453,000	5,354,500	20.52%
Loans receivable - net of allowance for loan losses of $5,145,673 and $4,482,483	542,977,138	453,614,133	19.70%
Premises and equipment, net	12,235,999	9,423,302	29.85%
Accrued interest receivable	2,965,813	3,147,569	(5.77%)
Investment in bank owned life insurance	10,526,286	10,124,288	3.97%
Other assets	4,118,187	3,483,733	18.21%
TOTAL ASSETS	$ 716,684,910	$ 598,405,834	19.77%
LIABILITIES AND STOCKHOLDERS' EQUITY			
Deposits			
Non-interest-bearing deposits	$ 50,642,273	$ 48,041,571	5.41%
Interest-bearing deposits	474,525,293	396,952,444	19.54%
Total deposits	525,167,566	444,994,015	18.02%
Short-term borrowings	1,522,367	1,555,323	(2.12%)
Long-term debt	104,963,428	86,005,508	22.04%
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000,000	12,000,000	0.00%
Accrued expenses and other liabilities	5,917,130	5,003,912	18.25%
Total Liabilities	649,570,491	549,558,758	18.20%
STOCKHOLDERS' EQUITY			
Fixed Rate Cumulative Perpetual Preferred Stock, Series A - par value $1,000, authorized 15,540, issued 15,540	15,540,000	-	n/a
Fixed Rate Cumulative Perpetual Preferred Stock, Series B - par value $1,000, authorized 777, issued 777	777,000	-	n/a
Common stock - par value $.01; authorized - 15,000,000 shares; issued 2,947,759 and 2,909,974 shares, respectively	29,478	29,100	1.30%
Additional paid in capital	16,517,649	16,914,373	(2.35%)
Retained earnings	34,280,719	32,303,353	6.12%
Accumulated other comprehensive gain (loss)	229,848	(73,097)	(414.44%)
Unearned ESOP shares	(260,275)	(326,653)	(20.32%)
TOTAL STOCKHOLDERS' EQUITY	67,114,419	48,847,076	37.40%
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 716,684,910	$ 598,405,834	19.77%

In 2008, the Bank used the proceeds of the private placements of common stock completed in late 2007 to increase the Bank's asset size through the origination of loans and the purchase of securities. The issuance of preferred stock to the Department of Treasury also resulted in additional capital of $15,540,000 in December 2008. These asset increases were also funded by increases in deposits and long term borrowings. In 2008, cash and cash equivalents increased to $14,474,532 from $11,426,637 in 2007, an increase of 26.67%. The Bank generally increased its cash and cash equivalents during 2008 to cover potential increase deposit outflows as marketplace concerns about the safety of the banking system increased. The Bank increased securities designated as available-for-sale during the year to give it additional flexibility in using its securities portfolio to fulfill liquidity needs. Federal Home Loan Bank and Federal Reserve Bank stock increased as the Bank added additional long term borrowings from the Federal Home Loan Bank of Atlanta during the year. The increases in loans receivable reflect the Bank's continuing efforts to build its market share in Southern Maryland. The increase in premises and equipment was primarily the result of the rebuilding of the Leonardtown facility during 2008.

In order to fund the asset growth noted above, the Bank increased its deposit base through marketing efforts focused on small and medium sized businesses and middle-income individuals in the Southern Maryland area. Our total deposits increased by $80,173,551. Of this amount $60,838,961, or 75.88%, was retail deposit growth, while $19,334,590, or 24.12%, was a result of growth in brokered deposits.

Total equity increased during the year. In 2008, the Company issued $15,540,000 in preferred stock to the United States Treasury ("Treasury") by participating in the Troubled Asset Relief Program's Capital Purchase Program. The Company earned net income of $3,815,332. In addition, the exercise of incentive stock options for $773,797 also increased equity. Smaller increases were the result of an increase in accumulated other comprehensive income of $302,945, stock grants in the settlement of accrued compensation of $140,088, ESOP transactions of $156,374, and the tax effect of the exercise of non-ISO options and stock grants of $51,880. These increases were partially offset by decreases from the payment of dividends of $1,184,324, repurchases of common stock of $1,013,902, and the recognition of a cumulative effect adjustment of $314,847 of certain post-retirement insurance benefits.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no business other than holding the stock of the Bank and engaging in certain passive investments and does not currently have any material funding requirements, except for payment of interest on subordinated debentures and the payment of dividends on preferred and common stock. Under the terms of the Treasury purchase of preferred stock, the Company cannot repurchase common stock without Treasury's consent until December 19, 2018. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investment and operations are net income, deposits from its primary market area, borrowings, principal and interest payments on loans, principal and interest received on investment securities, and proceeds from the maturity and sale of investment securities. Its principal funding commitments are for the origination or purchase of loans, the purchase of securities, and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits. The amount of FHLB advances available to the Bank is limited to the lower of 40% of Bank assets or the amount supportable by eligible collateral including FHLB stock, loans and securities.

The Bank's most liquid assets are cash, cash equivalents and federal funds sold. The levels of such assets are dependent on the Bank's operating, financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents as of December 31, 2008 totaled $14,474,532 an increase of $3,047,895 or 26.67%, from the December 31, 2007 total of $11,426,637. This increase was used to increase the Bank's short-term liquidity.

The Bank's principal sources of cash flows are its financing activities including deposits and borrowings. In 2008, the Bank increased its deposit and borrowing activity substantially in order to increase the size of its operations and increase market share. During 2008, all financing activities provided $113,679,324 in cash inflows compared to $17,694,400 during 2007. The increase in cash flows from financing activity in 2008 was principally due to an increase in the amount of net deposit growth from $26,980,613 in 2007 to $80,173,551 in 2008. In addition, the Bank increased its proceeds of long-term borrowings to $24,000,000 in 2008 compared to $5,000,000 in 2007. The Bank decreased its payments on long-term borrowings to $5,042,080 in 2008 from $15,040,428 in 2007. Also, as noted in the discussion of changes in the Company's equity, the Treasury purchased $15,540,000 of preferred stock from the Company in 2008.

The Bank's principal use of cash has been in investing activities including its investments in loans, investment securities and other assets. In 2008, the level of investing increased dramatically to $116,156,395 from $29,084,040 in 2007, as the Bank sought to increase its loan and investment portfolios. This increase in net investing activity was caused by an increase in the amount of loans originated to $236,486,198 in 2008 from $194,267,624 in 2007. Principal collected on loans declined from $162,397,632 in 2007 to $145,882,731 in 2008. In addition, the purchases of securities available for sale increased to $5,010,353 in 2008 from $309,253 in 2007. In addition, principal repayments on securities held to maturity declined to $10,110,386 from $15,936,450 in 2007.

At December 31, 2008, we had $26,795,510 in loan commitments outstanding. Certificates of deposit due within one year of December 31, 2008 totaled $245,184,876, representing 76.61% of certificates of deposit at December 31, 2008. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowing than we currently pay on the certificates of deposit due on or before December 31, 2009. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2008, the Company was in compliance with these requirements with a leverage ratio of 11.54%, a Tier 1 risk-based capital ratio of 13.82% and total risk-based capital ratio of 14.73%. At December 31, 2008, the Bank met the criteria for designation as a well-capitalized depository institution under Federal Reserve Bank regulations. See Note 15 of the consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, letters of credit and lines of credit. For a discussion of these agreements, including collateral and other arrangements, see Note 12 to the consolidated financial statements.

For the years end December 31, 2008 and 2007, the Company did not engage in any off-balance sheet transactions reasonably likely to have a material effect on its financial condition, results of operations or cash flows.

CONTRACTUAL OBLIGATIONS

In the normal course of its business, the Bank commits to make future payments to others to satisfy contractual obligations. These commitments include commitments to repay short and long-term borrowings, and commitments incurred under operating lease agreements.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted in the United States of America accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

SELECTED FINANCIAL DATA

Dollars in thousands except per share data	Year Ended December 31,				
	2008	2007	2006	2005	2004
Operations Data					
Net interest income	**$ 19,223**	$ 18,992	$ 17,327	$ 15,571	$ 13,800
Provision for loan losses	**1,301**	855	406	329	453
Noninterest income	**2,519**	3,402	2,247	1,641	1,582
Noninterest expense	**14,582**	13,459	12,562	10,851	9,768
Net income	**$ 3,815**	$ 5,106	$ 4,441	$ 3,979	$ 3,720
Share Data					
Basic net income per common share	**$1.29**	$1.92	$1.68	$1.53	$1.44
Diluted net income per common share	**$1.24**	$1.79	$1.58	$1.44	$1.38
Cash dividends paid per common share	**$0.40**	$0.40	$0.37	$0.35	$0.21
Weighted average common Shares outstanding:					
Basic	**2,943,002**	2,664,036	2,637,531	2,597,806	2,579,264
Diluted	**3,053,690**	2,852,494	2,815,985	2,763,616	2,697,030
Financial Condition Data					
Total assets	**$ 716,685**	$ 598,406	$575,496	$ 541,287	$505,767
Loans receivable, net	**542,977**	453,614	422,480	369,592	289,325
Total deposits	**525,168**	444,994	418,013	363,374	266,755
Long and short term debt	**106,486**	87,561	102,614	127,899	198,235
Total stockholders' equity	**$ 67,114**	$ 48,847	$ 37,729	$ 34,578	$ 31,124
Performance Ratios					
Return on average assets	**0.59%**	0.87%	0.80%	0.74%	0.87%
Return on average equity	**7.57%**	12.62%	12.13%	12.11%	12.89%
Net interest margin	**3.13%**	3.41%	3.24%	3.05%	3.43%
Efficiency ratio	**67.07%**	60.10%	64.18%	63.04%	63.50%
Dividend payout ratio	**31.04%**	20.80%	21.91%	23.39%	14.56%
Capital Ratios					
Average equity to average assets	**11.54%**	10.41%	8.74%	8.62%	9.29%
Leverage ratio	**11.54%**	10.41%	8.74%	8.62%	9.29%
Total risk-based capital ratio	**14.73%**	13.80%	11.98%	11.93%	11.89%
Asset Quality Ratios					
Allowance for loan losses to total loans	**0.94%**	0.98%	0.89%	0.91%	1.04%
Nonperforming loans to total loans	**0.90%**	0.09%	0.25%	0.16%	0.23%
Allowance for loan losses to Nonperforming loans	**104.25%**	1082.71%	361.59%	572.96%	452.97%
Net charge-offs to average loans	**0.13%**	0.04%	0.00%	0.00%	-0.01%

All per share amounts have been adjusted for the three for two stock splits which were effected in December 2004, 2005 and 2006.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Market Information. The following table sets forth high and low bid quotations reported on the OTC Bulletin for the Company's common stock for each quarter during 2008 and 2007. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	High	Low
2007		
Fourth Quarter	$ 26.50	$ 22.50
Third Quarter	$ 27.70	$ 25.71
Second Quarter	$ 60.00	$ 25.15
First Quarter	$ 27.00	$ 24.00

	High	Low
2008		
Fourth Quarter	$ 18.75	$ 16.15
Third Quarter	$ 24.00	$ 17.85
Second Quarter	$ 28.00	$ 22.00
First Quarter	$ 25.00	$ 22.55

Holders. The number of stockholders of record of the Company at March 4, 2009 was 626.

Dividends. The Company has paid annual cash dividends since 1994. For each of fiscal years 2008 and 2007, the Company paid an annual cash dividend of $0.40 per share. As part of the Company's participation in the Capital Purchase Program of the U.S. Department of Treasury's Troubled Asset Repurchase Program: (1) before the earlier of (a) December 19, 2011 or (b) the date on which the Series A preferred stock and the Series B preferred stock has been redeemed in full or the Treasury has transferred all of the Series A preferred stock and the Series B preferred stock to non-affiliates, the Company cannot, without consent of the Treasury, increase its per share cash dividend above $0.40; (2) during the period beginning on December 19, 2011 and ending on the earlier of (a) December 19, 2018 or (b) the date on which the Series A preferred stock and the Series B preferred stock has been redeemed in full or the Treasury has transferred all of the Series A preferred stock and the Series B preferred stock to non-affiliates, the Company, without the consent of the Treasury, cannot pay any per share cash dividend that is greater than 103% of the aggregate per share dividends paid for the prior fiscal year; and (3) during the period beginning on December 19, 2018 and ending on the date on which all of the Series A preferred stock and the Series B preferred stock has been redeemed in full or the Treasury has transferred all of the Series A preferred stock and the Series B preferred stock to non-affiliates, the Company, without the consent of the Treasury, cannot pay any cash dividends.

The Company's ability to pay dividends is governed by the policies and regulations of the Federal Reserve Board (the "FRB"), which prohibits the payment of dividends under certain circumstances dependent on the Company's financial condition and capital adequacy. The Company's ability to pay dividends is also depending on the receipt of dividends from the Bank.

Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. The Bank's ability to pay dividends is governed by the Maryland Financial Institutions Code and the regulations of the FRB. Under the Maryland Financial Institutions Code, a Maryland bank (1) may only pay dividends from undivided profits or, with prior regulatory approval, its surplus in excess of 100% of required capital stock and (2) may not declare dividends on its common stock until its surplus funds equals the amount of required capital stock, or if the surplus fund does not equal the amount of capital stock, in an amount in excess of 90% of net earnings.

Without the approval of the FRB, a state member bank may not declare or pay a dividend if the total of all dividends declared during the year exceeds its net income during the current calendar year and retained net income for the prior two years. The Bank is further prohibited from making a capital distribution if it would not be adequately capitalized thereafter. In addition, the Bank may not make a capital distribution that would reduce its net worth below the amount required to maintain the liquidation account established for the benefit of its depositors at the time of its conversion to stock form.

BOARD OF DIRECTORS



(seated left to right): H. Beaman Smith, Treasurer, President, Accoware Systems; Michael L. Middleton, President and Chairman of the Board; Herbert N. Redmond, Jr., President, D.H. Steffens Company. (standing left to right): James R. Shepherd, Business Development Specialist, Calvert County Department of Economic Development; Philip T. Goldstein, Owner, Philip T. Goldstein Real Estate Appraisals; Louis P. Jenkins, Jr., Jenkins Law Firm, LLC; C. Marie Brown, retired Chief Operating Officer and Executive Vice President, Community Bank of Tri-County; Joseph V. Stone, Jr., Owner, Joseph Stone Insurance Agency; Austin J. Slater, Jr., President, Southern Maryland Electric Cooperative.

EXECUTIVE OFFICERS



(left to right): James F. DiMisa, Executive Vice President, Chief Operating Officer; James M. Burke, Executive Vice President, Chief Credit Officer; Michael L. Middleton, President and Chief Executive Officer; William J. Pasenelli, Executive Vice President, Chief Financial Officer; Gregory C. Cockerham, Executive Vice President, Chief Lending Officer.

BANK RISK ASSESSMENT TEAM



(seated from left to right): Christy Lombardi, Vice President, Human Resource Manager; Diane M. Deskins, Marketing Manager; Michael L. Middleton, President and Chief Executive Officer; Rebecca J. Henderson, Vice President, Director of Branch Operations; Paige L. Watkins, Senior Vice President, Credit Administrator. (standing left to right): James F. DiMisa, Executive Vice President, Chief Operating Officer; Daryl Motley, Vice President, Controller; David D. Vaira, Senior Vice President, Treasurer/Cashier; Nancy C. Hayden, Vice President, Director of Information Technology; James M. Burke, Executive Vice President, Chief Credit Officer; John Buckmaster, Vice President, Security Officer; Gregory C. Cockerham, Executive Vice President, Chief Lending Officer; William J. Pasenelli, Executive Vice President, Chief Financial Officer.

REPORT ON AUDITS OF CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007

Table of Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Tri-County Financial Corporation ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008, is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only the management's report in this annual report.

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Tri-County Financial Corporation
Waldorf, Maryland

We have audited the accompanying consolidated balance sheets of Tri-County Financial Corporation (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri-County Financial Corporation as of December 31, 2008 and 2007, and the results of its consolidated operations and cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Stegman & Company

Baltimore, Maryland
March 4, 2009

Suite 100, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815 • www.stegman.com

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	$ 5,071,614	$ 3,267,920
Federal Funds sold	989,754	885,056
Interest-bearing deposits with banks	8,413,164	7,273,661
Securities available for sale, at fair value	14,221,674	9,144,069
Securities held to maturity, at amortized cost	108,712,281	92,687,603
Federal Home Loan Bank and Federal Reserve Bank stock- at cost	6,453,000	5,354,500
Loans receivable - net of allowance for loan losses of $5,145,673 and $4,482,483	542,977,138	453,614,133
Premises and equipment, net	12,235,999	9,423,302
Accrued interest receivable	2,965,813	3,147,569
Investment in bank owned life insurance	10,526,286	10,124,288
Other assets	4,118,187	3,483,733
Total Assets	$ 716,684,910	$ 598,405,834
Liabilities and Stockholders' Equity		
Deposits		
Non-interest-bearing deposits	$ 50,642,273	$ 48,041,571
Interest-bearing deposits	474,525,293	396,952,444
Total deposits	525,167,566	444,994,015
Short-term borrowings	1,522,367	1,555,323
Long-term debt	104,963,428	86,005,508
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000,000	12,000,000
Accrued expenses and other liabilities	5,917,130	5,003,912
Total Liabilities	649,570,491	549,558,758
Stockholders' Equity		
Fixed Rate Cumulative Perpetual Preferred Stock, Series A - par value $1,000, authorized 15,540, issued 15,540	15,540,000	-
Fixed Rate Cumulative Perpetual Preferred Stock, Series B - par value $1,000, authorized 777, issued 777	777,000	-
Common stock - par value $.01; authorized - 15,000,000 shares; issued 2,947,759 and 2,909,974 shares, respectively	29,478	29,100
Additional paid in capital	16,517,649	16,914,373
Retained earnings	34,280,719	32,303,353
Accumulated other comprehensive gain (loss)	229,848	(73,097)
Unearned ESOP shares	(260,275)	(326,653)
Total Stockholder's Equity	67,114,419	48,847,076
Total Liabilities and Stockholders' Liability	$ 716,684,910	$ 598,405,834

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, 2008	2007
Interest and Dividend Income		
Loans, including fees	$ 31,869,492	$ 33,047,979
Taxable interest and dividends on investment securities	5,304,606	5,550,086
Interest on deposits with banks	83,659	300,047
Total interest and dividend income	37,257,757	38,898,112
Interest Expenses		
Deposits	13,013,398	14,900,672
Short-term borrowings	156,183	131,884
Long-term debt	4,865,230	4,873,656
Total interest expenses	18,034,811	19,906,212
Net interest income	19,222,946	18,991,900
Provision for loan losses	1,300,826	854,739
Net interest income after provision for loan losses	17,922,120	18,137,161
Noninterest Income		
Loan appraisal, credit, and miscellaneous charges	416,605	358,946
Income from bank owned life insurance	491,136	361,527
Service charges and other income	1,665,700	1,436,290
Recognition of other than temporary decline in value of investment securities	(54,772)	-
Loss on the sale of investment securities	-	(27,335)
Gain on sale of foreclosed property	-	1,272,161
Total Noninterest Income	2,518,669	3,401,589
Noninterest Expenses		
Salary and employee benefits	$ 8,052,008	$ 7,604,140
Occupancy expense	1,691,038	1,340,820
Advertising	557,782	469,995
Data processing expense	710,832	833,726
Depreciation of furniture, fixtures, and equipment	581,256	665,974
Telephone communications	83,469	87,176
ATM expenses	336,198	293,656
Office supplies	162,096	161,538
Professional fees	720,512	646,779
FDIC insurance	274,282	49,786
Other	1,412,984	1,305,763
Total Noninterest Expenses	14,582,457	13,459,353
Income before income taxes	5,858,332	8,079,397
Income tax expense	2,043,000	2,973,762
Net income	$ 3,815,332	$ 5,105,635
Other Comprehensive Income		
Unrealized gain (losses) on securities available for sale net of tax expense (benefit) of $137,440 and ($22,684), respectively.	266,795	(36,053)
Reclassification adjustment for losses net of tax of $18,622 and $6,122, respectively	36,150	16,778
Total Comprehensive Income	$ 4,118,277	$ 5,086,360
Earnings Per Share		
Basic	$1.29	$1.92
Diluted	$1.24	$1.79
Cash dividend paid	$0.40	$0.40

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2008 and 2007

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
Balance at January 1, 2007	**$ -**	**$ 26,423**	**$ 9,499,946**	**$ 28,353,792**	**$ (53,822)**	**$ (97,002)**	**$ 37,729,337**
Comprehensive Income							
Net Income				5,105,635			5,105,635
Unrealized holding losses on investment securities net of tax of $12,128					(19,275)		(19,275)
Total Comprehensive Income							5,086,360
Cash dividend - $0.40 per share				(1,062,064)			(1,062,064)
Excess of fair market value over cost of leveraged ESOP shares released			36,814				36,814
Exercise of stock options		103	73,717				73,820
Proceeds of private placement		2,683	7,039,011				7,041,694
Net change in unearned ESOP shares		(72)	100			(229,651)	(229,623)
Repurchase of common stock		(37)		(94,010)			(94,047)
Stock Based Compensation	-	-	264,785	-	-	-	264,785
Balance at December 31, 2007		**29,100**	**16,914,373**	**32,303,353**	**(73,097)**	**(326,653)**	**48,847,076**
Comprehensive Income							
Net Income				3,815,332			3,815,332
Unrealized holding gains on investment securities net of tax of $156,062					302,945		302,945
Total Comprehensive Income							4,118,277
Cash dividend $0.40 per share				(1,184,324)			(1,184,324)
Excess of fair market value over cost of leveraged ESOP shares released			37,593				37,593
Exercise of stock options		715	773,082				773,797
Proceeds of capital purchase program	16,317,000		(777,000)				15,540,000
Net change in unearned ESOP shares		41				66,378	66,419
Repurchase of common stock		(436)	(674,671)	(338,795)			(1,013,902)
Cumulative effect of change in accounting principle recognizing post retirement cost				(314,847)			(314,847)
Stock Based Compensation		58	140,030				140,088
Tax effect of the ESOP dividend			52,362				52,362
Tax effect of the exercise of stock based compensation	-	-	51,880	-	-	-	51,880
Balance at December 31, 2008	**$ 16,317,000**	**$ 29,478**	**$ 16,517,649**	**$ 34,280,719**	**$ 229,848**	**$ (260,275)**	**$ 67,114,419**

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flow from Operating Activities		
Net income	$ 3,815,332	$ 5,105,635
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for loan losses	1,300,826	854,739
Gain on sale foreclosed real estate	-	(1,272,161)
Loss on sales of investment securities	-	27,335
Other than temporary decline in market value of investment securities	54,772	-
Depreciation and amortization	1,105,996	1,122,464
Net amortization of premium/discount on mortgage backed securities and investments	(152,837)	192,004
Increase in cash surrender of bank owned life insurance	(401,998)	(361,527)
Deferred income tax benefit	(664,830)	(392,194)
Excess tax benefits on stock based compensation	(8,865)	-
Stock based compensation expense	-	264,785
Decrease (Increase) in accrued interest receivable	181,756	(310,156)
Decrease in deferred loan fees	(60,364)	(119,081)
Increase (Decrease) in accrued expenses and other liabilities	738,459	(135,725)
Increase in other assets	(83,281)	(350,347)
Net Cash Provided by Operating Activities	5,824,966	4,625,771
Cash Flows from Investing Activities		
Purchase of investment securities available for sale	(5,010,353)	(309,253)
Proceeds from sale, redemption or principal payments of investment securities available for sale	342,632	408,313
Purchase of investment securities held to maturity	(25,987,875)	(11,009,199)
Proceeds from maturities or principal payments of investment securities held to maturity	10,110,386	15,936,450
Net (increase) decrease of FHLB and Federal Reserve stock	(1,098,500)	745,900
Loans originated or acquired	(236,486,198)	(194,267,624)
Principal collected on loans	145,882,731	162,397,632
Purchase of bank owned life insurance policies	-	(1,000,000)
Proceeds from disposal of premises and equipment	9,841	4,000
Purchase of premises and equipment	(3,919,059)	(3,723,304)
Proceeds of sale of foreclosed real estate	-	1,733,045
Net Cash Used in Investing Activities	(116,156,395)	(29,084,040)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

(continued)

	2008	2007
Cash Flows from Financing Activities		
Net increase in deposits	$ 80,173,551	$ 26,980,613
Proceeds from long-term borrowings	24,000,000	5,000,000
Payments of long-term borrowings	(5,042,080)	(15,040,428)
Net decrease in short-term borrowings	(32,956)	(5,012,379)
Exercise of stock options	773,797	73,820
Excess tax benefits on stock based compensation	8,865	-
Dividends paid	(1,184,324)	(1,062,064)
Proceeds from Capital Purchase Program	15,540,000	-
Proceeds from private placement	-	7,041,694
Net change in unearned ESOP shares	156,373	(192,809)
Redemption of common stock	(1,013,902)	(94,047)
Net Cash Provided by Financing Activities	113,679,324	17,694,400
Increase (Decrease) in Cash and Cash Equivalents	3,047,895	(6,763,869)
Cash and Cash Equivalents - January 1	11,426,637	18,190,506
Cash and Cash Equivalents - December 31	$ 14,474,532	$ 11,426,637
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest	$ 17,660,936	$ 19,679,622
Income taxes	$ 2,797,865	$ 3,942,600
Supplemental Schedule of Non-Cash Operating Activities		
Issuance of common stock for payment of accrued compensation	$ 140,088	$ -

See notes to consolidated financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Tri-County Financial Corporation and its wholly owned subsidiaries, Community Bank of Tri-County (the "Bank"), Tri-County Capital Trust I and Tri-County Capital Trust II, and the Bank's wholly owned subsidiaries, Tri-County Investment Corporation and Community Mortgage Corporation of Tri-County (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform with classifications made in 2008.

Nature of Operations

The Company provides a variety of financial services to individuals and small businesses through its offices in Southern Maryland. Its primary deposit products are demand, savings, and time deposits, and its primary lending products are consumer and commercial mortgage loans, construction and land development loans and commercial loans.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, and deferred tax assets.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located in the Southern Maryland area comprising St. Mary's, Charles and Calvert counties. Note 4 discusses the types of securities held by the Company. Note 5 discusses the type of lending in which the Company is engaged. The Company does not have any significant concentration to any one customer or industry.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities purchased and held principally for trading in the near term are classified as "trading securities". Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at estimated fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the estimated fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Investment in Federal Reserve Bank and Federal Home Loan Bank of Atlanta stock are recorded at cost and are considered restricted as to marketability. The Bank is required to maintain investments in the Federal Reserve Bank and Federal Home Loan Bank based upon levels of borrowings.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold, using the specific identification method.

Loans Receivable

The Company originates real estate mortgages to cover construction and land development loans, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is comprised of loans throughout Southern Maryland. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding unpaid principal balances, adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Consumer loans are charged-off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected from loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as probable losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the composition and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses consists of a specific component and a general component. The specific component relates to loans that are classified as either, doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than carrying value of that loan. The general component covers the non-classified loans by loan category and is based on historical loss experience, peer group comparisons, industry data and loss percentages used for similarly graded loans adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures unless such loans are the subject of a restructuring agreement.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through the sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing based on relative estimated fair value. Estimated fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated for impairment based upon the estimated fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Premises and Equipment

Land is carried at cost. Premises, improvements and equipment are carried at cost, less accumulated depreciation and amortization, computed by the straight-line method over the estimated useful lives of the assets, which are as follows:

Buildings and Improvements: 10 – 50 years
Furniture and Equipment: 3 – 15 years
Automobiles: 5 years

Maintenance and repairs are charged to expense as incurred while improvements that extend the useful life of premises and equipment are capitalized.

Foreclosed Real Estate
Assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at the lower of cost or estimated fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or estimated fair value less the cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in noninterest expense.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs
The Company expenses advertising costs as incurred.

Income Taxes
The Company files a consolidated federal income tax return with its subsidiaries. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Company applied the provisions of Financial Accounting Standard Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". In accordance with FIN 48, a tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination. In conjunction with the adoption of FIN 48, it is the Company's policy to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense.

Off Balance Sheet Credit Related Financial Instruments
In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial lines of credit, letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Stock-Based Compensation
The Company has stock option and incentive plans to attract and retain key personnel in order to promote the success of the business.

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award at the date of grant. SFAS No. 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash flows instead of operating cash flows.

The Company and the Bank currently maintain incentive compensation plans which provide for payments to be made in either cash, stock options or other share based compensation. The Company has accrued the full amounts due under these plans, but currently, it is not possible to identify the portion that will be paid out in the form of share based compensation.

Earnings Per Common Share
Basic earnings per common share represents income available to common stockholders divided by the

weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. As of December 31, 2008 and 2007, there were 102,524 and 21,811 options respectively, which were excluded from the calculation as their effect would be anti-dilutive.

	Years Ended December 31,	
	2008	2007
Net Income	$ 3,815,332	$ 5,105,635
Less: Dividends accrued on preferred stock	(25,878)	-
Net income available to common shareholders	$ 3,789,454	$ 5,105,635
Average number of common shares outstanding	2,943,002	2,664,036
Effect of dilutive options	110,688	188,458
Average number of shares used to calculate earnings per share outstanding	$ 3,053,690	$ 2,852,494

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 ("EITF 06-4"), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company adopted EITF 06-4 on January 1, 2008 and recognized a liability for future benefits in the amount of $314,847 as a cumulative effect adjustment to retained earnings.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

In February 2008, the FASB issued Staff Position No.157-2, *Partial Deferral of the Effective Date of Statement 157*, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact the adoption of the standard will have on the Company's consolidated financial statements.

In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is not active.* This FSP clarifies the application of FAS Statement No. 157, *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate, FAS Statement No. 154, *Accounting Changes and Error Corrections*. The disclosure provisions of Statement 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*, which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings ("SAB 109"). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of SAB 109 did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations* ("FAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

In December 2007, the FASB issued FAS No. 160, *Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

In February 2008, the FASB issued FSP No. FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. This FSP concludes that a transferor and transferee should not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. The FSP is effective for financial statements issued for fiscal years beginning on or after November 15, 2008, and interim periods within those fiscal years. The adoption of this FSP is not expected to have a material effect on the Company's consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*, to require enhanced disclosures about derivative instruments and hedging activities. The new standard has revised financial reporting for derivative instruments and hedging activities by requiring more transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FAS No. 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires entities to provide more information about their liquidity by requiring disclosure of derivative features that are credit risk-related. Further, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset under FAS No. 142, *Goodwill and Other Intangible Assets.* This standard is intended to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141R and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The measurement provisions of this standard will apply only to intangible assets of the Company acquired after the effective date.

In May 2008, the FASB issued FAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). FAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* The Company does not expect the adoption of FAS No. 162 to have a material effect on its consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of the FSP is that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. The provisions of this FSP are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with the provisions of the FSP. The adoption of this FSP is not expected to have a material effect on the Company's consolidated financial statements.

NOTE 2 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Under SFAS 157, the company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These hierarchy levels are:

Level 1 inputs – Unadjusted quoted process in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific allowance represents loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At December 31, 2008, substantially all of the impaired loans were evaluated based upon the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Foreclosed Assets

Foreclosed assets are adjusted for fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value and fair value. Fair value is based upon independent market prices, appraised value of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset at non-recurring Level 3.

Assets and Liabilities Recorded At Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities, as of December 31, 2008, measured at fair value on a recurring basis.

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Asset				
Available-for-Sale Securities	$ 14,221,674	$ -	$ 14,221,674	$ -

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required from time to time, to measure certain assets at fair value on a non-recurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis as of December 31, 2008 are included in the table below:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Asset				
Impaired loans	$ 1,520,100	$ -	$ 1,520,100	$ -

NOTE 3 – RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2008 and 2007, these reserve balances amounted to $443,000 and $1,506,000, respectively.

NOTE 4 – SECURITIES

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
Asset-backed securities issued by GSEs	$ 10,214,278	$ 298,224	$ 7,544	$ 10,504,958
Corporate equity securities	156,054	912	237	156,729
Bond mutual funds	3,503,086	56,901	-	3,559,987
Total Securities Available for Sale	$ 13,873,418	$ 356,037	$ 7,781	$ 14,221,674
Securities Held-to-Maturity				
Asset-backed securities issued by:				
GSEs	$ 82,544,538	$ 337,224	$ 931,832	$ 81,949,930
Other	25,150,396	-	5,137,129	20,013,267
Total Debt Securities Held-to-Maturity	107,694,934	337,224	6,068,961	101,963,197
U.S. Government obligations	999,908	92	-	1,000,000
Other investments	17,439	-	-	17,439
Total Securities Held-to-Maturity	$ 108,712,281	$ 337,316	$ 6,068,961	$ 102,980,636

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
Asset-backed securities issued by GSEs	$ 5,722,921	$ 21,970	$ 241,443	$ 5,503,448
Corporate equity securities	199,710	51,073	-	250,783
Bond mutual funds	3,332,190	58,960	1,312	3,389,838
Total Securities Available for Sale	$ 9,254,821	$ 132,003	$ 242,755	$ 9,144,069
Securities Held-to-Maturity				
Asset-backed securities issued by:				
GSEs	$ 66,568,861	$ 129,531	$ 1,373,692	$ 65,324,700
Other	25,282,946	127,600	251,912	25,158,634
Total Debt Securities Held-to-Maturity	91,851,807	257,131	1,625,604	90,483,334
U.S. Government obligations	798,635	-	-	798,635
Other investments	37,161	-	-	37,161
Total Securities Held-to-Maturity	$ 92,687,603	$ 257,131	$ 1,625,604	$ 91,319,130

Other investments consist of certain certificate of deposit strip instruments whose fair value is based on market returns on similar risk and maturity instruments because no active market exists for these instruments. At December 31, 2008, U.S. government obligations with a carrying value of $998,908 were pledged to secure municipal deposits. In addition, at December 31, 2008, certain other securities with a carrying value of $5,521,000 were pledged to secure certain deposits. At December 31, 2008, securities with a carrying value of $67,331,000 were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta.

Gross unrealized losses and estimated fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2008, are as follows:

		Continuous unrealized losses existing for		
	Fair Value	Less Than 12 Months	More Than 12 Months	Total unrealized Losses
Asset-backed securities issued by GSE's:	$ 945,244	$ -	$ 7,544	$ 7,544
Corporate Equity Securities	73	237	-	237
	$ 945,317	$ 237	$ 7,544	$ 7,781

The available-for-sale investment portfolio has a fair value of $14,221,674, of which $945,317 of the securities have some unrealized losses from their amortized cost. Of these securities, $945,244, or 99%, are mortgage-backed securities issued by GSEs and $73 or less than 1% are short duration mutual fund shares. The unrealized losses that exist in the asset-backed securities and mutual fund shares are the result of market changes in interest rates on similar instruments.

The asset-backed securities have an average duration of less than one year and are guaranteed by their issuer as to credit risk. Total unrealized losses on these investments are small (approximately 0.8%). We believe that the losses in the equity securities are temporary. Persistent losses may require a reevaluation of these losses. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

Gross unrealized losses and estimated fair value by length of time that the individual held-to-maturity securities have been in a continuous unrealized loss position at December 31, 2008, are as follows:

		Continuous unrealized losses existing for		
	Fair Value	Less Than 12 Months	More Than 12 Months	Total unrealized Losses
Asset-backed securities issued by GSE's:	$ 44,416,323	$ 191,693	$ 740,139	$ 931,832
Asset-backed securities issued by other	20,013,266	2,694,385	2,442,744	5,137,129
	$ 64,429,589	$ 2,886,078	$ 3,182,883	$ 6,068,961

The held-to-maturity investment portfolio has an estimated fair value of $102,980,295, of which $64,429,589, or 63% of the securities have some unrealized losses from their amortized cost. Of these securities, $44,416,323 or 69%, are mortgage-backed securities issued by GSEs and the remaining $20,013,266, are asset-backed securities issued by others. As with the available-for-sale securities, we believe that the losses are the result of general perceptions of safety and credit worthiness of the entire sector and a general disruption of orderly markets in the asset class. The securities issued by GSE's are guaranteed by the issuer. They have an average duration of less than one year. The average unrealized loss on GSE issued held to maturity securities is 1%. We believe that the securities will either recover in market value or be paid off as agreed. The Company intends to, and has the ability to hold these securities to maturity.

The asset-backed securities issued by others are mortgage-backed securities. All of the securities have credit support tranches which absorb losses prior to the tranches which the Company owns. The Company reviews credit support positions on its securities regularly. These securities have an average life under three years. More than 82% of the market value of the securities is rated AAA by Standard & Poor's, with the remainder rated at least A-. Total unrealized losses on the asset-backed securities issued by others are $5,137,129 or 20% of the amortized cost. We believe that the securities will either recover in market value or be paid off as agreed. The Company intends to, and has the ability to, hold these securities to maturity.

During the year ended December 31, 2008, the Company recorded a charge of $54,772 related to other-than-temporary impairment on Silverton Bank common stock and AMF ultra short mortgage funds. This charge was recorded in earnings as investment securities losses and established a new cost basis of $118,744 and $31,330, respectively, for these investment securities.

The amortized cost and estimated fair value of debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 3,503,086	$ 3,559,987	$ 999,908	$ 1,000,000
Over one year through five years	-	-	17,439	17,439
Asset Backed Securities				
Within one year	2,053,227	2,085,074	36,204,812	34,301,736
Over one year through five years	5,145,743	5,225,556	54,646,007	51,773,584
Over five years through ten years	2,444,650	2,482,568	15,458,584	14,646,016
After Ten Years	570,658	711,760	1,385,531	1,241,861
Total Asset Backed Securities	10,214,278	10,504,958	107,694,934	101,963,197
	$ 13,717,364	$ 14,064,945	$ 108,712,281	$ 102,980,636

There were no sales of investments available for sale securities during 2008 compared to $381,224 in 2007. The 2007 sales produced a net loss of $(27,335). Asset-backed securities are comprised of mortgage-backed securities as well as mortgage-derivative securities such as collateralized mortgage obligations and real estate mortgage investment conduits.

NOTE 5 – LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

A summary of the balances of loans is as follows:

	2008	2007
Commercial real estate	$ 236,409,990	$ 190,483,998
Residential first mortgages	104,607,136	90,931,572
Construction and land development	57,564,710	50,577,491
Home equity and second mortgage	25,412,415	24,649,581
Commercial loans	101,935,520	75,247,410
Consumer loans	2,045,838	2,464,594
Commercial equipment	20,458,092	24,113,223
	548,433,701	458,467,869
Less:		
Deferred loan fees	310,890	371,253
Allowance for loan loss	5,145,673	4,482,483
	5,456,563	4,853,736
	$ 542,977,138	$ 453,614,133

An analysis of the allowance for loan losses follows:

	2008	2007
Balance January 1,	$ 4,482,483	$ 3,783,721
Add:		
Provision charged to operations	1,300,826	854,739
Recoveries	1,467	194
Less:		
Charge-offs	639,103	156,171
Balance, December 31	$ 5,145,673	$ 4,482,483

At December 31, 2008 and 2007, impaired loans as defined by SFAS No. 114 totaled $1,742,800 and $754,700, respectively. Impaired loans had specific allocations within the allowance for loan losses or have been reduced by charge-offs to recoverable values. Allocations of the allowance for loan losses relative to impaired loans at December 31, 2008 and 2007 were $222,700 and $201,000, respectively. If interest income had been recognized on impaired loans at their stated rates during 2008, interest income would have been increased by $76,519. Approximately $89,000 of interest income was recognized on average impaired loans of $2,057,200 during 2008, compared to approximately $139,000 of interest income on average impaired loans of $528,000 for 2007.

Loans on which the recognition of interest has been discontinued, which were not included within the scope of SFAS No. 114, amounted to approximately $3,192,900 and $414,000 at December 31, 2008 and 2007, respectively. If interest income had been recognized on nonaccrual loans at their stated rates during 2008 and 2007 interest income would have been increased by $148,794 and $125,085, respectively. Income in the amount of $164,571 and $23,773 was recognized on these loans in 2008 and 2007, respectively.

Included in loans receivable at December 31, 2008 and 2007, is $4,796,390 and $5,189,612 due from officers and directors of the Bank. These loans are made in the ordinary course of business at substantially the same terms and conditions as those prevailing at the time for comparable transactions with persons not affiliated with the Bank and are not considered to involve more than the normal risk of collectability. For the years ended December 31, 2008 and 2007, all loans to directors and officers of the Bank were performing according to the original loan terms.

Activity in loans outstanding to officers and directors is summarized as follows:

	2008	2007
Balance, beginning of year	$ 5,189,612	$ 3,179,142
New loans made during year	83,243	2,429,595
Repayments made during year	(476,465)	(419,125)
Balance, end of year	$ 4,796,390	$ 5,189,612

NOTE 6 – LOAN SERVICING

Loans serviced for others are not reflected in the accompanying balance sheets. The unpaid principal balances of mortgages serviced for others were $21,707,985 and $25,530,261 at December 31, 2008 and 2007, respectively.

Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The following table presents the activity of the mortgage servicing rights.

	Year Ended December 31, 2008	2007
Balance at beginning of the year	$ 83,659	$ 204,859
Amortization	(83,659)	(121,200)
	$ -	$ 83,659

NOTE 7 – FORECLOSED REAL ESTATE

Foreclosed assets are presented net of an allowance for losses. An analysis of the activity in foreclosed assets is as follows:

	Year Ended December 31, 2008	2007
Balance at beginning of the year	$ -	$ 671,740
Disposal of underlying property	-	(671,740)
Balance at end of year	$ -	$ -

Income (expense) applicable to foreclosed assets includes the following:

	Year Ended December 31, 2008	2007
Net gain on sale of foreclosed real estate	$ -	$ 1,276,161
Operating expenses	-	-
	$ -	$ 1,276,161

NOTE 8 – PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2008	2007
Land	$ 3,100,039	$ 3,073,767
Building and improvements	10,424,873	7,838,083
Furniture and equipment	4,221,128	3,374,160
Automobiles	214,849	241,711
Total cost	17,960,889	14,527,721
Less accumulated depreciation	5,724,890	5,104,419
Premises and equipment, net	$ 12,235,999	$ 9,423,302

Certain bank facilities are leased under various operating leases. Rent expense was $477,967 and $330,019 in 2008 and 2007, respectively. Future minimum rental commitments under non-cancellable operating leases are as follows:

2009	$ 459,527
2010	463,704
2011	312,521
2012	316,459
2013	264,419
Thereafter	3,474,577
Total	$ 5,291,207

NOTE 9 – DEPOSITS

Deposits at December 31 consist of the following:

	2008	2007
Noninterest-bearing demand	$ 50,642,273	$ 48,041,571
Interest-bearing:		
Demand	40,615,427	46,013,651
Money market deposits	86,957,359	99,169,429
Savings	26,911,911	25,674,548
Certificates of deposit	320,040,596	226,094,816
Total interest-bearing	474,525,293	396,952,444
Total Deposits	$ 525,167,566	$ 444,994,015

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008, and 2007 was $115,667,914 and $72,254,782, respectively.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

2009	$ 245,184,876
2010	48,011,257
2011	14,317,199
2012	2,675,053
2013	9,852,211
	$ 320,040,596

NOTE 10 – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The Bank's long-term debt consists of advances from the Federal Home Loan Bank of Atlanta. The Bank classifies debt based upon original maturity and does not reclassify debt to short term status during its life. These include fixed-rate, fixed-rate convertible, and variable convertible advances. Rates and maturities on these advances are as follows:

	Fixed Rate	Fixed Rate Convertible	Variable Convertible
2008			
Highest rate	5.15%	6.25%	0.04%
Lowest rate	1.00%	3.27%	0.04%
Weighted average rate	4.06%	4.70%	0.04%
Matures through	2036	2014	2020
2007			
Highest rate	5.15%	6.25%	4.43%
Lowest rate	1.00%	3.27%	4.43%
Weighted average rate	4.33%	4.70%	4.43%
Matures through	2036	2014	2020

Average rates of long and short-term debt were as follows:

(dollars in thousands)	At or for the Year Ended December 31, 2008	2007
Long-term debt		
Long-term debt outstanding at end of period	$ 104,963	$ 86,005
Weighted average rate on outstanding long-term debt	3.81%	4.45%
Maximum outstanding long-term debt of any month end	104,998	96,042
Average outstanding long-term debt	102,112	86,993
Approximate average rate paid on long-term debt	4.09%	5.16%
Short-term debt		
Short-term debt outstanding at end of period	$ 1,522	$ 1,555
Weighted average rate on short-term debt	1.83%	3.58%
Maximum outstanding short-term debt at any month end	$ 20,943	$ 5,555
Average outstanding short-term debt	4,355	2,902
Approximate average rate paid on short-term debt	3.59%	3.51%

The Bank's fixed-rate debt generally consists of advances with monthly interest payments and principal due at maturity.

The Bank's fixed-rate, convertible, long-term debt is callable by the issuer, after an initial period ranging from six months to five years. Advances become callable on dates ranging from 2009 to 2010. Depending on the specific instrument, the instrument is callable either continuously after the initial period (Bermuda option) or only at the date ending the initial period (European). All advances have a prepayment penalty, determined based upon prevailing interest rates. Variable convertible advances have an initial variable rate based on a discount to LIBOR. Our debt has a discount to LIBOR of 43 basis points. In 2010, the advance will convert at the issuer's option to a fixed-rate advance at a rate of 4.0% for a term of ten years. The contractual maturities of long-term debt are as follows:

	December 31, 2008			
	Fixed Rate	Fixed Rate Convertible	Variable Convertible	Total
Due in 2009	$ 30,000,000	$ -	$ -	$ 30,000,000
Due in 2010	10,000,000	10,000,000	-	20,000,000
Due in 2011	10,000,000	-	-	10,000,000
Due in 2012	-	-	-	-
Due in 2013	-	-	-	-
Thereafter	4,963,428	30,000,000	10,000,000	44,963,428
	$ 54,963,428	$ 40,000,000	$ 10,000,000	$ 104,963,428

From time to time, the Bank also has daily advances outstanding, which are classified as short-term debt. These advances are repayable at the Bank's option at any time and are re-priced daily. There were no amounts outstanding as of December 31, 2008 or 2007.

Under the terms of an Agreement for Advances and Security Agreement with Blanket Floating Lien (the "Agreement"), the Company maintained eligible collateral consisting of one-to-four residential first mortgage loans, discounted at 80% of the unpaid principal balance, equal to 100% of its total outstanding long and short-term Federal Home Loan Bank advances. During 2003 and 2004, the Bank entered into addendums to the Agreement that expanded the types of eligible collateral under the Agreement to include certain commercial real estate and second mortgage loans. These loans are subject to eligibility rules, and collateral values are discounted at 50% of the unpaid loan principal balance. In addition, only 50% of total collateral for Federal Home Loan Bank advances may consist of commercial real estate loans. Additionally, the Bank has pledged its Federal Home Loan Bank stock of $5,798,300 and securities with a carrying value of $67,331,000 as additional collateral for its advances. The Bank is limited to total advances of up to 40% of assets or $286,000,000. At December 31, 2008, the Bank had filed collateral statements identifying collateral sufficient to borrow $61,000,000 in addition to amounts already outstanding. In addition the Bank had additional collateral in safekeeping at the Federal Home Loan Bank of Atlanta which had not been specifically pledged to the Federal Home Loan Bank. This collateral was sufficient to provide an additional $32,000,000 in borrowing capacity.

Also, the Bank had outstanding notes payable to the U.S. Treasury, which are federal treasury tax and loan deposits accepted by the Bank and remitted on demand to the Federal Reserve Bank. At December 31, 2008 and 2007, such borrowings were $1,522,367 and $1,555,323, respectively. The Bank pays interest on these balances at a slight discount to the federal funds rate. The notes are secured by investment securities with an amortized cost of approximately $1,600,000 and $1,667,000 at December 31, 2008 and 2007, respectively.

NOTE 11 – INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2008	2007
Current		
Federal	$ 2,088,612	$ 2,681,047
State	619,218	684,909
	2,707,830	3,365,956
Deferred		
Federal	(552,720)	(335,726)
State	(112,110)	(56,468)
	(664,830)	(392,194)
Total Income Tax Expense	$ 2,043,000	$ 2,973,762

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2008		2007	
	Amount	Percent of Pre Tax Income	Amount	Percent of Pre Tax Income
Expected income tax expense at federal tax rate	$ 1,991,833	34.00%	$ 2,746,995	34.00%
State taxes net of federal benefit	340,735	5.82%	414,771	5.13%
Nondeductible expenses	30,856	0.53%	62,131	0.77%
Nontaxable income	(237,626)	-4.06%	(221,942)	-2.75%
Other	(82,798)	-1.41%	(28,193)	-0.35%
	$ 2,043,000	34.87%	$ 2,973,762	36.81%

The net deferred tax assets in the accompanying balance sheets include the following components:

	2008	2007
Deferred Tax Assets		
Deferred fees	$ 1,665	$ 2,492
Allowance for loan losses	2,029,968	1,701,537
Deferred compensation	1,297,320	954,910
Unrealized loss on investment securities available for sale	-	37,656
	3,328,953	2,696,595
Deferred Tax Liabilities		
Unrealized gain on investment securities available for sale	118,408	-
FHLB stock dividends	156,182	152,896
Depreciation	232,208	230,309
	506,798	383,205
	$ 2,822,155	$ 2,313,390

Retained earnings at December 31, 2008, included approximately $1.2 million of bad debt deductions allowed for federal income tax purposes (the "base year tax reserve") for which no deferred income tax has been recognized. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, it would create income for tax purposes only and income taxes would be imposed at the then prevailing rates. The unrecorded income tax liability on the above amount was approximately $463,000 at December 31, 2008.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. These instruments may, but do not necessarily involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet loans receivable.

As of December 31, 2008 and 2007, in addition to the undisbursed portion of loans receivable of $20,030,652 and $14,376,468, respectively, the Bank had outstanding loan commitments approximating $26,795,510 and $18,340,200, respectively.

Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are issued primarily to support construction borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash or a secured interest in real estate as collateral to support those commitments for which collateral is deemed necessary. Standby letters of credit outstanding amounted to $19,541,001 and $12,490,756 at December 31, 2008 and 2007, respectively. In addition to the commitments noted above, customers had approximately $90,543,000 and $93,712,000 available under lines of credit at December 31, 2008 and 2007, respectively.

NOTE 13 – STOCK OPTION AND INCENTIVE PLAN

The Company has stock option and incentive plans to attract and retain personnel and provide incentive to employees to promote the success of the business. On January 31, 2005, the Company's 1995 Stock Option and Incentive Plan and 1995 Stock Option Plan for Non-Employee Directors each expired. All shares authorized and available under this plan were awarded as of December 31, 2004. In May 2005, the 2005 Equity Compensation Plan was approved by the shareholders. This plan authorized the issuing of shares as compensation as well as the issuance of stock options. The exercise price for options granted under this plan is set at the discretion of the committee administering this plan, but is not less than the market value of the shares as of the date of grant. An option's maximum term is ten years and the options vest at the discretion of the committee administering this plan. All outstanding options were fully vested at December 31, 2008.

	2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	428,619	$14.72	417,097	$13.86
Granted	-	-	21,811	27.70
Exercised	(71,454)	10.83	(10,289)	7.17
Expired	(1,136)	7.20	-	
Forfeitures	(2,812)	20.03	-	
Outstanding at end of year	353,217	15.49	428,619	14.72

Options outstanding are all currently exercisable and are summarized as follows:

Number Outstanding December 31, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
15,991	1 years	$ 7.88
32,344	2 years	7.90
32,076	3 years	7.91
19,447	4 years	11.56
62,880	5 years	12.93
87,955	6 years	15.89
80,813	7 years	22.29
21,711	9 years	27.70
353,217		15.49

Stock option based compensation expense totaled $0 and $ 264,785 in 2008 and 2007, respectively. Aggregate intrinsic value of outstanding stock options and exercisable stock options was $978,413 at December 31, 2008. Aggregate intrinsic value represents the difference between the Company's closing stock price on the last trading day of the period, which was $16.15 at December 31, 2008, and the exercise price multiplied by the number of options outstanding.

The fair value of the Company's employee stock options granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted was $12.14 for 2007. There were no stock options granted for 2008. The Company estimated expected market price volatility and expected term of the options based on historical data and other factors. The weighted-average assumptions used to determine the fair value of options granted are detailed in the table below:

	2007
Expected dividend yield	1.32%
Expected stock price volatility	31.95
Risk-free interest rate	5.05
Expected life of options	10
Weighted average fair value	$ 12.14

In 2008 the Company issued 7,263 shares of common stock as settlement of accrued incentive bonuses to employees under the 2005 Equity Compensation Plan. The total value of these shares was $140,088.

NOTE 14 - EMPLOYEE BENEFIT PLANS

The Bank has an Employee Stock Ownership Plan ("ESOP") which covers substantially all its employees. The ESOP acquires stock of Tri-County Financial Corporation. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, unencumbered shares held by the ESOP are treated as outstanding in computing earnings per share. Shares issued to the ESOP but pledged as collateral for loans obtained to provide funds to acquire the shares are not treated as outstanding in computing earnings per share. Dividends on ESOP shares are recorded as a reduction of retained earnings. Contributions are made at the discretion of the Board of Directors. Expense recognized for the years ended 2008 and 2007 totaled $36,841 and $68,103 respectively. As of December 31, 2008, the ESOP plan held 185,718 allocated and 11,097 unallocated shares with an approximate market value of $2,999,351 and $179,217, respectively.

The Company also has a 401(k) plan. The Company matches a portion of the employee contributions. This ratio is determined annually by the Board of Directors. In 2008 and 2007, the Company matched one-half of the employee's first 8% deferral. All employees who have completed six months of service and have reached the age of 21 are covered under this defined contribution plan. Contributions are determined at the discretion of the Board of Directors. For the years ended December 31, 2008 and 2007, the expense recorded for this plan totaled $160,547 and $143,500 respectively.

The Bank has a separate nonqualified retirement plan for non-employee directors. Directors are eligible for a maximum benefit of $3,500 a year for ten years following retirement from the Board of Community Bank of Tri-County. The maximum benefit is earned at 15 years of service as a non-employee director. Full vesting occurs after two years of service. Expense recorded for this plan was $10,012 and $9,718 for the years ended December 31, 2008 and 2007, respectively.

In addition, the Bank has established a separate supplemental retirement plan for certain key executives of the Bank. This plan provides a retirement income payment for 15 years from the date of the employee's expected retirement date. The payments are set at the discretion of the Board of Directors and vesting occurs ratably from the date of employment to the expected retirement date. Expense recorded for this plan totaled $396,000 and $297,000 for 2008 and 2007, respectively.

NOTE 15 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2008, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Reserve categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category. The Company's and the Bank's actual capital amounts and ratios for 2008 and 2007 are presented in the following tables.

	Actual		Required for Capital Adequacy Purposes		To be Considered Well Capitalized Under Prompt Corrective Action	
At December 31, 2008						
Total Capital (to risk weighted assets)						
The Company	$ 84,072	14.73%	$ 45,668	8.00%		
The Bank	$ 82,194	14.45%	$ 45,507	8.00%	$ 56,884	10.00%
Tier 1 Capital (to risk weighted assets)						
The Company	$ 78,884	13.82%	$ 22,834	4.00%		
The Bank	$ 77,006	13.54%	$ 22,754	4.00%	$ 34,131	6.00%
Tier 1 Capital (to average assets)						
The Company	$ 78,884	11.54%	$ 27,342	4.00%		
The Bank	$ 77,006	11.28%	$ 27,302	4.00%	$ 34,128	5.00%
At December 31, 2007						
Total Capital (to risk weighted assets)						
The Company	$ 65,620	13.80%	$ 38,051	8.00%		
The Bank	$ 64,410	13.58%	$ 37,954	8.00%	$ 47,443	10.00%
Tier 1 Capital (to risk weighted assets)						
The Company	$ 61,077	12.84%	$ 19,026	4.00%		
The Bank	$ 59,867	12.62%	$ 18,977	4.00%	$ 28,466	6.00%
Tier 1 Capital (to average assets)						
The Company	$ 61,077	10.41%	$ 23,458	4.00%		
The Bank	$ 59,867	10.23%	$ 23,418	4.00%	$ 29,272	5.00%

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of the Company.

	December 31,2008		December 31, 2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets				
Cash and cash equivalents	$ 14,474,532	$ 14,474,532	$ 11,426,637	$ 11,426,637
Investment securities and stock in FHLB and FRB	129,038,699	123,655,310	107,296,924	105,817,699
Loans receivable, net	542,977,138	585,899,804	453,614,133	462,328,386
Liabilities				
Savings, NOW, and money market accounts	205,126,970	205,483,312	218,899,199	218,899,199
Time certificates	320,040,596	324,199,698	226,094,816	226,973,013
Long-term debt and other borrowed funds	106,485,795	107,628,766	87,560,831	87,129,375
Guaranteed preferred beneficial interest in junior subordinated securities	12,000,000	11,520,000	12,000,000	12,000,000

At December 31, 2008, the Company had outstanding loan commitments and standby letters of credit of $91 million and $20 million, respectively. Based on the short-term lives of these instruments, the Company does not believe that the fair value of these instruments differs significantly from their carrying values.

Valuation Methodology

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable - For conforming residential first-mortgage loans, the market price for loans with similar coupons and maturities was used. For nonconforming loans with maturities similar to conforming loans, the coupon was adjusted for credit risk. Loans which did not have quoted market prices were priced using the discounted cash flow method. The discount rate used was the rate currently offered on similar products. Loans priced using the discounted cash flow method included residential construction loans, commercial real estate loans, and consumer loans. The estimated fair value of loans held for sale is based on the terms of the related sale commitments.

Deposits - The fair value of checking accounts, saving accounts, and money market accounts was the amount payable on demand at the reporting date.

Time Certificates - The fair value was determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Long-Term Debt and Other Borrowed Funds - These were valued using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar borrowings.

Guaranteed Preferred Beneficial Interest in Junior Subordinated Securities - These were valued using discounted cash flows. The discount rate was equal to the rate currently offered on similar borrowings.

Off-Balance Sheet Instruments - The Company charges fees for commitments to extend credit. Interest rates on loans for which these commitments are extended are normally committed for periods of less than one month. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impractical to assign any fair value to these commitments.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2008 and 2007. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amount presented herein.

NOTE 17 – GUARANTEED PREFERRED BENEFICIAL INTEREST IN JUNIOR SUBORDINATED DEBENTURES

On June 15, 2005, Tri-County Capital Trust II ("Capital Trust II"), a Delaware business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities with an interest rate of 5.07% in a private pooled transaction. The variable rate is based on the 90-day LIBOR rate plus 1.70%. The Trust as of December 31, 2007, along with the $155,000 for Capital Trust II's common securities used the proceeds from this issuance to purchase $5,155,000 of the Company's junior subordinated debentures. The interest rate on the debentures and the trust preferred securities is variable and adjusts quarterly. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital Trust II's obligations with respect to the capital securities. These capital securities qualify as Tier I capital and are presented in the Consolidated Balance Sheets as "Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures." Both the capital securities of Capital Trust II and the junior subordinated debentures are scheduled to mature on June 15, 2035, unless called by the Company not earlier than June 15, 2010.

On July 22, 2004, Tri-County Capital Trust I ("Capital Trust I"), a Delaware business trust formed, funded and wholly owned by the Company, issued $7,000,000 of variable-rate capital securities with an interest rate of 4.22% in a private pooled transaction. The variable rate is based on the 90-day LIBOR rate plus 2.60%. The Trust as of December 31, 2007 used the proceeds from this issuance, along with the Company's $217,000 capital contribution for Capital Trust I's common securities, to purchase $7,217,000 of the Company's junior subordinated debentures. The interest rate on the debentures and the trust preferred securities is variable and adjusts quarterly. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital Trust I's obligations with respect to the capital securities. These debentures qualify as Tier I capital and are presented in the Consolidated Balance Sheets as "Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures." Both the capital securities of Capital Trust I and the junior subordinated debentures are scheduled to mature on July 22, 2034, unless called by the Company not earlier than July 22, 2009.

Costs associated with the issuance of the trust-preferred securities were less than $10,000 and were expensed as period costs.

NOTE 18 – PRIVATE PLACEMENTS

During 2007, the Company conducted two private placements of its common stock. On November 30, 2007, the Company sold 249,371 shares at a price of $26.25 per share to qualified investors. The Company received a total of $6,545,989 in cash for the shares. In addition, on December 14, 2007, the Company sold an additional 18,884 shares at a price of $26.25 to directors and officers of the Company. The Company received a total of $495,705 in cash for these shares.

NOTE 19 – PREFERRED STOCK

On December 19, 2008, the United States Department of the Treasury ("Treasury"), acting under the authority granted to it by the Troubled Asset Relief Program's Capital Purchase Program purchased $15,540,000 of Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("Series A Preferred Stock") issued by the Company. The preferred stock has a perpetual life, has liquidation priority over the Company's common shareholders, and is cumulative. The dividend rate is 5% for the first five years, rising to 9%

thereafter. The Series A Preferred Stock may not be redeemed for three years unless the Company has sold an equal amount of common or preferred shares for cash, has redeemed all Series B Preferred Stock, and has paid all dividends accumulated. As condition to the issuance of the Series A Preferred Stock the Company agreed to accept restrictions on the repurchase of its common stock, the payment of dividends, and certain compensation practices.

At the same time the Company issued its Series A Preferred Stock, it issued to the Treasury warrants to purchase Fixed Rate Cumulative Perpetual Preferred Stock, Series B Preferred Stock ("Preferred B") in the amount of 5% of the Preferred A shares or 770 shares with a par value of $770,000. The warrants had an exercise price of $.01 per share. These Preferred B shares have the same rights, preferences, and privileges as the Series A Preferred Shares. The Series B Preferred Shares have a dividend rate of 9%. These warrants were immediately exercised. The Company believes that it is in compliance with all terms of the Preferred Stock purchase agreement.

NOTE 20 – CONDENSED FINANCIAL STATEMENTS - PARENT COMPANY ONLY

Balance Sheet

	December 31, 2008	December 31, 2007
Assets		
Cash - noninterest bearing	$ 447,077	$ 256,965
Cash - interest bearing	157,554	156,120
Investment securities available for sale	40,701	39,215
Investment in wholly owned subsidiaries	77,608,281	60,166,153
Other assets	1,634,411	1,170,281
Total Assets	$ 79,888,024	$ 61,788,735
Liabilities and Stockholders' Equity		
Current liabilities	$ 401,605	$ 569,659
Guaranteed preferred beneficial interest in junior subordinated debentures	12,372,000	12,372,000
Total Liabilities	12,773,605	12,941,659
Stockholders' equity		
Preferred Stock - Series A	15,540,000	-
Preferred Stock - Series B	777,000	-
Common stock	29,478	29,100
Surplus	16,517,649	16,914,373
Retained earnings	34,280,719	32,303,353
Total accumulated other comprehensive income	229,848	(73,097)
Unearned ESOP shares	(260,275)	(326,653)
Total Stockholders' Equity	67,114,419	48,847,076
Total Liabilities and Stockholders' Equity	$ 79,888,024	$ 61,788,735

Condensed Statements of Income

	Years Ended December 31, 2008	2007
Dividends from subsidiary	$ 2,500,000	$ 2,000,000
Interest income	45,284	52,425
Interest expense	686,304	967,079
Net interest income	1,858,980	1,085,346
Miscellaneous expenses	(417,478)	(961,945)
Income before income taxes and equity in undistributed net income of subsidiary	1,441,502	123,401
Federal and state income tax benefit	359,889	604,401
Equity in undistributed net income of subsidiary	2,013,942	4,377,833
Net Income	$ 3,815,333	$ 5,105,634

Condensed Statements of Cash Flows

	Years Ended December 31, 2008	2007
Cash Flows from Operating Activities		
Net income	$ 3,815,333	$ 5,105,635
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed earnings of subsidiary	(2,013,942)	(4,377,833)
Increase in other assets	(399,706)	(523,748)
Deferred income tax benefit	(64,422)	(80,654)
Decrease in current liabilities	(168,054)	127,115
Net Cash Provided by Operating Activities	1,169,209	250,515
Cash Flows from Investing Activities		
Purchase of investment securities available for sale	(1,486)	(1,740)
Net cash used by investing activities	(1,486)	(1,740)
Cash Flows from Financing Activities		
Dividends paid	(1,184,324)	(1,062,064)
Proceeds from private placement	15,540,000	7,041,694
Downstream of capital to subsidiary	(15,440,088)	(6,822,297)
Exercise of stock options	773,797	73,820
Issuance of stock based compensation	140,088	264,785
Excess tax benefits on stock based compensation	51,880	-
Net change in ESOP loan	156,373	(192,809)
Redemption of common stock	(1,013,903)	(94,047)
Net cash used in financing activities	(976,177)	(790,918)
Increase (Decrease) in cash	191,546	(542,143)
Cash at beginning of year	413,085	955,228
Cash at End of Year	$ 604,631	$ 413,085

NOTE 21 - QUARTERLY FINANCIAL COMPARISON

	2008				2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 9,208,616	$ 9,322,087	$ 9,219,271	$ 9,507,783	$ 9,694,195	$ 9,941,838	$ 9,737,887	$ 9,524,192
Interest Expense	4,489,221	4,493,215	4,400,886	4,651,489	4,868,029	5,118,104	4,939,047	4,981,032
Net interest income	4,719,395	4,828,872	4,818,385	4,856,294	4,826,166	4,823,734	4,798,840	4,543,160
Provision for loan loss	683,459	462,622	(5,479)	160,224	195,451	304,845	97,917	256,526
Net interest income after provision	4,035,936	4,366,250	4,823,864	4,696,070	4,630,715	4,518,889	4,700,923	4,286,634
Noninterest income	540,325	632,305	758,588	587,451	537,401	1,761,048	552,447	550,693
Noninterest expense	3,812,544	3,624,150	3,794,220	3,351,543	3,826,883	3,228,407	3,142,913	3,261,150
Income before income taxes	763,717	1,374,405	1,788,232	1,931,978	1,341,233	3,051,530	2,110,457	1,576,177
Provision for income taxes	275,329	490,236	661,698	615,737	472,972	1,165,891	768,341	566,558
Net Income	$ 488,388	$ 884,169	$ 1,126,534	$ 1,316,241	$ 868,261	$ 1,885,639	$ 1,342,116	$ 1,009,619
Earnings per common share								
Basic	$ 0.16	$ 0.30	$ 0.38	$ 0.45	$ 0.24	$ 0.71	$ 0.51	$ 0.38
Diluted	$ 0.15	$ 0.29	$ 0.37	$ 0.42	$ 0.23	$ 0.67	$ 0.47	$ 0.36

[12] Earnings per share are based upon quarterly results and may not be additive to the annual earnings per share amounts.

TRI-COUNTY FINANCIAL CORPORATION

CORPORATE INFORMATION

Tri-County Financial Corporation
Community Bank of Tri-County

DIRECTORS OF BOTH

Michael L. Middleton
Chairman of the Board

C. Marie Brown
Philip T. Goldstein
Louis P. Jenkins, Jr.
Herbert N. Redmond, Jr.
James R. Shepherd
Austin J. Slater, Jr.
H. Beaman Smith
Joseph V. Stone, Jr.

OFFICERS OF COMMUNITY BANK OF TRI-COUNTY

Michael L. Middleton
President and Chief Executive Officer

James M. Burke
Executive Vice President
Chief Credit Officer

James F. DiMisa
Executive Vice President
Chief Operating Officer

Gregory C. Cockerham
Executive Vice President
Chief Lending Officer

William J. Pasenelli
Executive Vice President
Chief Financial Officer

David D. Vaira
Senior Vice President

Paige Watkins
Senior Vice President

John H. Buckmaster
Vice President

Nancy Hayden
Vice President

Rebecca Henderson
Vice President

Christy Lombardi
Vice President

Daryl Motley
Vice President

Ernie Williams, Jr.
Vice President

Keven Zinn
Vice President

FORM 10-K

A copy of Form 10-K, including financial statements as filed with the Securities and Exchange Commission will be furnished without charge to stockholders as of the record date upon written request to Gregory C. Cockerham, Secretary, Tri-County Financial Corporation, P.O. Box 38, Waldorf, MD 20604.

STOCK TRANSFER AGENT:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
877-889-1982
www.bnymellon.com/shareowner/isd

SHAREHOLDER RELATIONS:
Laura Hewitt
Community Bank of Tri-County
P.O. Box 38
Waldorf, MD 20604
1-888-745-BANK
shareholderrelations@cbtc.com

ANNUAL MEETING

May 11, 2009, 10:00 a.m.
Community Bank of Tri-County
Board Room
3035 Leonardtown Road
Waldorf, Maryland

Tri-County Financial Corporation
3035 Leonardtown Road \ P.O. Box 38 \ Waldorf, MD 20604